August 17, 2018

VIA EDGAR

Mara Ransom

Assistant Director, Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Acceleration Request for Cheniere Energy, Inc. Registration Statement on Form S-4 (File No. 333-226231)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Cheniere Energy, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 be accelerated to 5:00 p.m., Eastern Time, on August 21, 2018, or as soon as practicable thereafter.

Please contact Frank Aquila of Sullivan & Cromwell LLP via telephone at (212) 558-4048 or via e-mail at aquilaf@sullcrom.com with any questions you may have. In addition, please notify Mr. Aquila when this request for acceleration has been granted.

Sincerely,

/s/ Sean N. Markowitz
Name:	Sean N. Markowitz
Title:	General Counsel and Corporate Secretary

cc:	Francis J. Aquila

Catherine M. Clarkin

Krishna Veeraraghavan

(Sullivan & Cromwell LLP)

Srinivas M. Raju

Kenneth E. Jackman

(Richards, Layton & Finger PA)

George J. Vlahakos

(Sidley Austin LLP)